UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 25, 2021

GENESIS PARK ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39733	98-1550429
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2000 Edwards Street, Suite B

Houston, TX 77007

(Address of principal executive offices, including zip code)

(713) 489-4650

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-half of one Redeemable Warrant	GNPK.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	GNPK	New York Stock Exchange
Redeemable Warrants, each exercisable for one Class A Ordinary Share	GNPK WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously disclosed, on March 25, 2021, Genesis Park Acquisition Corp., a Cayman Islands exempted company (“GPAC”), Shepard Merger Sub Corporation, a Delaware corporation and direct, wholly owned subsidiary of GPAC (“Merger Sub”), Cosmos Intermediate LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Holdings (“Cosmos”) and Redwire, LLC, a Delaware limited liability company (“Holdings”), entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which, promptly following the de-registration of GPAC as an exempted company in the Cayman Islands and the continuation and domestication of GPAC as a corporation in the State of Delaware with the name “Redwire Corporation” (“New Redwire”), (i) Merger Sub will be merged with and into Cosmos (the “First Merger”), with Cosmos being the surviving entity in the First Merger and (ii) immediately following the First Merger, Cosmos will merge with and into New Redwire (the “Second Merger”), with New Redwire being the surviving entity in the Second Merger. The transactions contemplated by the Merger Agreement are referred to herein as the “Business Combination.” On July 6, 2021, GPAC filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (No. 333-257710), which contained a preliminary prospectus and a preliminary proxy statement for the solicitation of proxies in connection with the extraordinary general meeting of GPAC shareholders (the “Extraordinary General Meeting”) to be held on September 2, 2021, for the purposes of voting, among other things, on matters necessary to complete the Business Combination. On August 11, 2021, the SEC declared the registration statement effective and on August 11, 2021, GPAC filed a definitive proxy statement/ prospectus (the “Proxy Statement”). GPAC commenced mailing of the Proxy Statement on or about August 11, 2021.

On July 22, 2021, August 19, 2021 and August 24, 2021, respectively, GPAC received three demand letters from purported shareholders of GPAC claiming certain alleged material omissions in the Proxy Statement.

While GPAC believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, GPAC has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, GPAC specifically denies all allegations in the demand letters that any additional disclosure was or is required. GPAC believes these demand letters are without merit.

Supplemental Disclosures to the Proxy Statement

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The Proxy Statement is hereby amended as follows:

The following disclosure replaces the fourth full paragraph on page 117 of the Proxy Statement under the heading “Background to the Business Combination.”

In connection with its targeted search, GPAC:

•

entered into non-disclosure agreements, none of which contained standstill or “don’t ask, don’t waive” provisions, with seven potential business combination targets and/or their owners, one of which was AE Industrial Partners (“AE”), the majority shareholder of Holdings;

•	engaged in preliminary, high-level discussions of potential or illustrative business combination transactions with eight potential business combination targets or their representatives; and

•	engaged in due diligence and discussion of valuation with four potential business combination targets or their representatives, one of which was Redwire.

The following disclosure replaces the seventh full paragraph on page 123 of the Proxy Statement under the heading “Background to the Business Combination.”

From and after March 5, 2021 until March 24, 2021, the parties continued to negotiate the Merger Agreement and the ancillary documents to be entered into in connection therewith, including the Sponsor Agreement, the Investor Rights Agreement, and the Proposed Governing Documents. The various drafts that were exchanged reflected the parties’ negotiations on, among other things, the consideration structure, interim operating covenants, post-closing governance matters, including scope of registration rights, the size of the Incentive Equity Plan and the ESPP, and other matters. In the context of negotiating the Investor Rights Agreement, the parties agreed that Jonathan Baliff would remain on the board of directors of New Redwire and that John Bolton would be appointed to the board of directors of New Redwire. Mr. Baliff is currently a director of GPAC and Mr. Bolton is currently a member of the GPAC advisory committee. The remainder of the GPAC Board, GPAC Advisory Committee and GPAC’s officers will no longer serve as directors, advisory committee members or officers, and will not otherwise be employees of New Redwire, upon consummation of the Business Combination. In addition, throughout this period, the GPAC Board and the board of directors of Redwire met regularly to evaluate and agree upon the key terms of the various drafts exchanged between the parties.

Extraordinary General Meeting Information

As previously announced, the Extraordinary General Meeting will be held on September 2, 2021 at 10:00 a.m., Eastern Time. The Extraordinary General Meeting will be held at https://www.cstproxy.com/genesispark/sm2021 and at the offices of Willkie Farr & Gallagher LLP located at 787 Seventh Avenue, New York, New York 10019. The purpose of the Extraordinary General Meeting is to vote on certain proposals relating to the previously announced Business Combination. All information about the Extraordinary General Meeting, including the Proxy Statement, is available at https://www.cstproxy.com/genesispark/sm2021.

Important Information and Where to Find It

In connection with the Business Combination, Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and is mailing the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus is being mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

This Current Report includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Genesis Park Acquisition Corp.

Dated: August 25, 2021

	By:	/s/ Jonathan Baliff
Name: Jonathan Baliff
Title: President and Chief Financial Officer